The Business Legal Group	The Business Legal Group 225 South Lake Avenue Suite 300 Pasadena, CA 91101 www.businesslegalgroup.com
Russell M. Frandsen Direct Phone: +1 626-432-7229 Fax: +1-213-403-5962 Email: rfrandsen@businesslegalgroup.com

August 20, 2007

Mr. Nicholas P. Panos

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549 -- 0303

Re:	NBO Systems, Inc. (“NBO”)
Schedule 13E-3 filed July 24, 2007
File No. 00583010
Schedule 14A Filed July 24, 2007
File No. 033037

Dear Mr. Panos:

Thank you for your comment letter (“Comment Letter”) of August 16, 2007, providing comments on the above-referenced filings. I am providing responses to your comments on behalf of NBO.

I am attaching to this letter “redlined” copies of all of the above-referenced filings that show what changes NBO made to the filings.

Each paragraph below corresponds to the correspondingly numbered paragraph in your Comment Letter.

Schedule 13E-3 - General

1.            We believe that NBO does not bear a reporting obligation pursuant to Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934, as amended (“1934 Act”) with respect to the Series B Preferred Stock. We based this conclusion on the following facts: (a) The shares of Series B Preferred Stock were issued to 6 individuals in July 2007 in a private offering. (2) The holders of the Series B Preferred Stock had loaned money to NBO. They concluded that it would be in their best interests and the best interests of NBO to convert the amount owed to them by NBO into shares of Series B Preferred Stock in a nonpublic transaction. (3) Each of the holders of the Series B Preferred Stock is an accredited investor. NBO offered the shares of Series B Preferred Stock without any public solicitation. Each of the holders of the Series B Preferred Stock had the

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August 20, 2007

opportunity to ask questions of and received additional information from NBO prior to the conversion of his/her debt into shares of Series B Preferred Stock. (4) Each stock certificate bears a legend restricting the transfer of the shares except in accordance with the Securities Act of 1933, as amended (“1933 Act”). Each holder of Series B Preferred Stock represented and warranted that the holder acquired the shares for investment and not for distribution and recognized that the shares are subject to restrictions on transfer.

Under section 12(g) of the 1934 Act and Rule 12g-1, an issuer is not required to register a class of equity securities if the issuer has less than $10,000,000 in assets and the shares of the particular class of equity securities are held by fewer than 500 shareholders. In Form 10-QSB filed by NBO for the quarter ended June 30, 2007, NBO had $7,284,110 in total assets. Further, as of August 20, 2007, there are only 10 shareholders of the Series B Preferred Stock. Accordingly, NBO does not fall within the requirements of Section 12(g) that require registration of the Series B Preferred Stock.

An issuer that has filed a Registration Statement under the 1933 Act that has become effective has an obligation to register such shares under Section 15(d) of the 1934 Act. NBO has not registered the Series B Preferred Stock under the 1933 Act. Accordingly, there is no obligation to register the shares of Series B Preferred Stock under Section 15(d) of the 1934 Act.

2.            We have revised Item 13 of Schedule 13E-3 to reflect the existence of the Form 10-QSB filed by NBO on August 14, 2007. See Schedule 13E-3, Item 13. We have updated the corresponding Financial Information section in the proxy statement. See page Financial Information, page 16 of the Proxy Statement.

3.            We have deleted the references to the Private Securities Litigation Reform Act of 1995. See Forward Looking Statements, page 1 of the Proxy Statement.

4.            We have added Mr. Kenneth Marinai as a filing person and we have provided all required disclosures. See page 19 of the Proxy Statement.

5.            We are confirming that NBO will send its proxy statement to its shareholders at least 20 business days prior to the date of the meeting when formally scheduled.

6.            We have revised the forepart of the proxy statement to prominently disclose that the consideration for the fractional shares that will be redeemed is $0.0005 per share of common stock converted into fractional shares in the reverse stock split. We have also revised the disclosure to explain that the value of the shares of common stock of NBO prior to the reverse stock split is negligible and that NBO has assigned a value of $0.0005 per share of common stock which is the same as the par value of the common stock. There is no trading market in the shares of common stock of NBO, and, accordingly, there is no “market value” for the shares of the common stock. Through its own application of standard valuation techniques, NBO has determined that the shares of

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August 20, 2007

common stock did not have a value that exceeds their par value. See pages 2-4 of the Proxy Statement.

The Effect of the Reverse Stock Split on Outstanding Securities, Page 9.

7.            We have revised the disclosure to describe that the affiliated filing person and continuing security holders will become beneficiaries of NBO’s NOLs. We have attempted to quantify the benefit to NBO in future tax savings. However, the future tax savings will be realized only if NBO is profitable in the future and the future tax savings in any event will not be significant. See page 10 of the Proxy Statement.

8.            We have revised the disclosure to indicate that the affiliated filing person and the continuing security holders will be the beneficiaries of NBO’s savings associated with the termination of NBO’s obligations to make periodic filings with the SEC, estimated at $250,000 per year. See page 10 of the Proxy Statement.

9.            We have revised the disclosure to express Mr. Marinai’s interest in negative net book value and earnings (net loss) of the issuer in dollar amounts and percentages before the reverse stock split is completed and after the reverse stock split is completed. See page 10 of the Proxy Statement.

10.          We have revised the disclosure for the benefit of the continuing security holders to describe the securities laws and regulations to which NBO will no longer be subject and the lack of periodic reports and disclosure filed with the SEC in the future. See pages 10-11 of the Proxy Statement.

11.          We have revised the disclosure to indicate that security holders that received cash for fractional shares will be completely redeemed and will have no continuing interest in NBO, and thus no continuing interest or participation in the growth in future earnings of NBO, if any. See page 10 of the Proxy Statement.

Fairness to Shareholders

12.          We have revised the disclosure to eliminate the term "all shareholders" and we have substituted the term "unaffiliated shareholders" as appropriate. See page 11 of the Proxy Statement.

13.          We have revised and expanded the disclosure regarding the fairness determination to explicitly address the substantive and procedural fairness of the proposed transaction, including the fairness of the proposed transaction to the shareholders who will continue to maintain an equity interest in NBO, to the extent such persons are unaffiliated shareholders. See page 11-13 of the Proxy Statement.

14.          We have revised the disclosure to indicate that each filing person concurs in the discussion of the material factors that form the basis of their assessment of the fairness of

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the transaction to unaffiliated shareholders. The disclosure further indicates that the stock of NBO has never traded and, accordingly, there is no current market value and no historical stock prices. We included the disclosure that NBO did not obtain a formal valuation of NBO, but in the exercise of the business judgment of the Directors, the Directors took into account their assessment of the negative net book value, liquidation value, and going concern value of NBO. See page 12 of the Proxy Statement.

15.            We have included in the disclosure of the procedural fairness determination a description of the presence or absence of the procedural safeguards identified in Item 1014(e) of Regulations M-A, specifically that the non-employee Director of NBO approved the transaction. See page 13 of the Proxy Statement.

Summary Financial Information

16.          We have revised the disclosure to more clearly set forth the summarized financial information required by Item 1010(c) of Regulations M-A. In addition, the information for the quarter ended June 30, 2007 as set forth in Form 10-QSB filed on August 14, 2007, has been summarized and included. See pages 16-17 of the Proxy Statement.

Upon further review of Item 1010(c), we have added (1) costs and expenses applicable to gross revenues and (2) loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle to the table disclosing the summary financial information on page 17 for the years ended December 31, 2006 and 2005 and for the six months ended June 30, 2007.

In response to your comment that “Net Loss and Basic Loss have been shown as being identical”, we disclosed the net loss, net loss attributable to common shareholders, basic and diluted net loss per common share from continuing operations and basic and diluted net loss per common share. As noted in the previous paragraph, we added the disclosure of loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle to the table as well. We have reviewed the numbers in the schedule and believe them to be accurate.

Information for the interim period reported was updated upon further review of Item 1010(c) to include (1) costs and expenses applicable to gross revenues and (2) loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle.

Closing Comments

Each filing person has submitted a statement attached to this letter below acknowledging that:

•	The filing person is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings.

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August 20, 2007

•	The SEC staff comments or changes to disclosure in response to the SEC staff comments do not foreclose the SEC from taking any action with respect to the filings.

•	The filing person may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to your review of this letter and the revised filings by NBO. If any part of this letter is unclear, please contact me directly.

Very truly yours,

Russell Frandsen

August 20, 2007

Mr. Nicholas P. Panos

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, DC 20549 -- 0303

Re:	NBO Systems, Inc. (“NBO”)
Schedule 13E-3 filed July 24, 2007
File No. 00583010
Schedule 14A Filed July 24, 2007
File No. 033037

Dear Mr. Panos:

In connection with the above- identified filings, each filing person submits this statement acknowledging that:

•	The filing person is responsible for the adequacy and accuracy of the disclosure in the above-captioned filings.

•	The SEC staff comments or changes to disclosure in response to the SEC staff comments do not foreclose the SEC from taking any action with respect to the filings.

•	The filing person may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Filing Persons:

NBO SYSTEMS, INC.

By /s/ Keith A. Guevara
Keith A. Guevara, President

/s/ Kenneth Marinai
Kenneth Marinai